August 20, 1997



Chesapeake Capital Corp.
500 Forest Avenue
Richmond, Va. 23229

Attention:  Mr. John Hoade

      Re:   F-1000 Futures Fund L.P., Series VIII

Dear Mr. Hoade:

      Per our conversation effective immediately, all assets have been reallocated away from your trading account 258-31100. This effectively terminates your management agreement with the F-1000 Futures Fund L.P., Series
VIII. Please liquidate all of your positions in an orderly fashion and acknowledge by signing at the bottom and returning to me by fax.

      If you have any questions, please call me.

Very truly yours,

SMITH BARNEY FUTURES MANAGEMENT INC.



Daniel A. Dantuono
Chief Financial Officer

 DAD/sr

 Acknowledge on this            day of August 1997
                     ----------

 CHESAPEAKE CAPITAL CORP.



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 cc:  Dave Vogel